SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXXIX Variable Rate Notes in a principal amount of ARS 5,122,470,588 due 2024.

The Company informs that on February 23, 2024, will start the payment of the sixth installment of interests related to the Series XXXIX Notes issued on August 23, 2022.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	February 23, 2024
Number of service to be paid:	Sixth interest installment and principal installment
Period comprised by the payment:	November 23, 2023/February 23, 2024
Payment Concept:	Interest and principal
Payment Currency:	ARS
Outstanding Capital:	ARS 5,122,470,588
Annual Nominal Interest Rate:	118.1230%
Amount of interest paid	ARS 1,525,137,166.59
Amount of principal paid	ARS 5,122,470,588

Interests will be paid to the noteholders at whose name the Notes were registered on February 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 16, 2024